UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2019

COMMISSION FILE NUMBER: 000-22216

NORZINC LTD.

Suite 1710 - 650 West Georgia Street

Vancouver, British Columbia

Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit Number	Description
99.1	News Release dated February 20, 2019 - NorZinc Files Post-EA Report for All Season Road

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORZINC LTD.

Date: February 20, 2019	By:	/s/ Robert J. (Don) MacDonald
Robert J. (Don) MacDonald
Chief Executive Officer